UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INTERCEPT PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45845P108

(CUSIP Number of Class of Securities)

Mary J. Grendell

Deputy General Counsel and Corporate Secretary

Intercept Pharmaceuticals, Inc.

10 Hudson Yards, 37th Floor

New York, NY 10001

(646) 747-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,014,589.76	$219.79

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 733,613 shares of the issuer’s common stock, having an aggregate value of $2,014,589.76 as of August 12, 2021, calculated based on the Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01091% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$219.79	Filing Party:	Intercept Pharmaceuticals, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	August 16, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 16, 2021, as amended September 1, 2021, and September 9, 2021 (the “Schedule TO”), by Intercept Pharmaceuticals, Inc., a Delaware corporation (the “Company”) relating to the Offer to Exchange Eligible Options for New Options, dated August 16, 2021 (the “Exchange Offer”). This Amendment No. 3 should be read in conjunction with the Schedule TO and the Exchange Offer. Capitalized terms used herein and not defined herein have the meanings given to them in the Exchange Offer.

This Amendment No. 3 is made to amend and supplement Item 12 (Exhibits) of the Schedule TO. The information in the Schedule TO, including all schedules and annexes to the Schedule TO that were previously filed with the Schedule TO, is incorporated herein by reference to answer the items required in this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3. Except as specifically set forth herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding new Exhibit (a)(1)(Q) as follows:

Exhibit Number	Description

(a)(1)(Q)	Form of Reminder Email to Eligible Participants.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2021	INTERCEPT PHARMACEUTICALS, INC.

	By:	/s/ David Ford
David Ford
Chief Human Resources Officer